Mail Stop 3561

December 1, 2008

Mr. David P. Yeager, Chief Executive Officer
Hub Group, Inc.
3050 Highland Parkway, Suite 100
Downers Grove, Illinois 60515

> **Re: Hub Group, Inc.**
> **Form 10-K for the year ended December 31, 2007**
> **Filed February 22, 2008**
> **File No. 000-27754**

Dear Mr. Yeager:

We have reviewed your filings and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Annual Report on Form 10-K for the year ended December 31, 2007

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 14
Results of Operations, page 15
Year Ended December 31, 2007, Compared to Year Ended December 31, 2006, page 15

1.   In future filings, where changes in revenue and expense amounts are related to
        several factors, each significant factor should be separately quantified and
        discussed. For example, each of the factors contributing to the change in general
        and administrative expenses listed on page 17 should be quantified and discussed,
        specifically the changes in each of the rental, telephone, bad debt and equipment
        lease expenses.

Critical Accounting Policies, page 21

2.   We note that your critical accounting policies disclosure is substantially similar to
        your accounting policy footnote 1. In accordance with the guidance in FR-72
        (Release 33-8350), please revise your discussion in future filings to identify the
        risks involved with critical accounting policies, analyzing to the extent possible
        factors such as:
        • How the company arrived at the estimate;
        • How accurate the estimate/assumption has been in the past;
        • Whether the estimate/assumption is reasonably likely to change in the future;
          and
        • Evaluate the sensitivity to change of your critical accounting policies.

Notes to Consolidated Financial Statements
Note 14. Acquisition, page 41

3.   We note from the disclosures included in Note 14 that the terms of the Asset
        Purchase Agreement for Comtrak, included an earn-out mechanism for 2006 and
        2007, which has been achieved for $10 million in total and is based on Comtrak's
        2006 and 2007 EBITDA as defined in the Asset Purchase Agreement. We also
        note that the additional consideration of $5.0 million for both 2006 and 2007 has
        been added to the purchase price and applied to goodwill. We further note that
        the $5.0 million for 2006 has been paid and the $5.0 million for 2007 is due to the
        seller, the current President of Comtrak, and is included in the related party
        payable in the company's December 31, 2007 balance sheet.

        Please tell us and clarify in the notes to your financial statements in future filings
        why you believe it is appropriate to account for the payments made or to be made

to the seller and current President of Comtrak pursuant to the earn-out provisions of the purchase agreement as additional purchase price rather than as compensation expense. In this regard, please explain how the various factors outlined in EITF 95-8 were considered in determining that the earn-out payments should be accounted for as additional purchase price. We may have further comment upon receipt of your response.

4.   In future filings, please revise to state the primary reasons for the acquisition and include a description of the factors that contributed to a purchase price that resulted in recognition of goodwill. Refer to the disclosure requirements outlined in paragraph 51b of SFAS No.141.

****

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Mr. David P. Yeager, CEO
Hub Group, Inc.
December 1, 2008
Page 4

You may contact Heather Clark at 202-551-3624 or me at 202-551-3813 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Linda Cvrkel
Branch Chief